News Release



Northgate Minerals Corporation

NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

Q2

*For the three months ended
June 30, 2005*

NORTHGATE'S SECOND QUARTER GOLD PRODUCTION INCREASES DRAMATICALLY
KEMESS ON TRACK TO PRODUCE 280,000 OUNCES IN 2005

VANCOUVER, July 28, 2005 – *(All figures in US dollars except where noted)* – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) today reported its financial results for the second quarter of 2005. Cash flow from operations before changes in working capital was $5,893,000 or $0.03 per common share for the second quarter of 2005. The loss for the quarter was $3,342,000 or $0.02 per share.

Second Quarter 2005 Highlights

- Gold production in the quarter was 59,352 ounces, exceeding our April forecast by 10% and putting Kemess on track to produce a total of 280,000 ounces of gold during 2005.

- Copper production in the quarter was 17.4 million pounds.

- Northgate reduced its gold hedge position by 100,250 ounces during the quarter to 139,000 ounces, and now represents only 10% of the recoverable gold reserve at the Kemess South mine.

- The permitting process at Kemess North moved forward significantly in the quarter with the appointment of the Joint Federal/Provincial Environmental Review Panel members and the release of the draft guidelines for the Environmental Impact Assessment.

Ken Stowe, President and CEO, stated*; "I am pleased to report that through the dedicated efforts of our workforce at the Kemess Mine, we are back on schedule to produce 280,000 ounces of gold in 2005 as we projected at the beginning of the year. Now that mining in the eastern end of the Kemess South pit is completed, we are looking forward to strong gold and copper production for the next several years at exceptionally low cash costs. If copper prices average only $1.40 per pound in the second half of 2005, cash costs at Kemess will be less than $150 per ounce and, if prices remain where they are, our costs will be less than $100 per ounce. These production results should generate tremendous operating cash flow that we will use to reduce our long-term debt, further reduce our gold hedge position and fund our corporate growth initiatives."*

RESULTS OF OPERATIONS

Northgate recorded a loss of $3,342,000 or $0.02 per share in the second quarter of 2005 compared with earnings of $8,958,000 or $0.04 per share during the corresponding quarter of 2004. The decrease in earnings in the most recent quarter compared with the same quarter one year ago was predominately caused by the planned lower gold and copper production, higher treatment and refining charges, higher operating costs resulting from higher fuel and steel costs, and a stronger Canadian dollar. Cash flow from operations before changes in working capital for the current quarter was $5,893,000 or $0.03 per fully diluted common share compared with $16,705,000 or $0.08 per fully diluted common share in the same period one year ago. Lower cash flow and earnings in the most recent quarter resulted from milling all of the remaining lower-grade ore mined from the eastern section of the Kemess South pit while waste stripping in the western area of the pit continued at a rate that was 2.5 times the remaining life-of-mine average. At the end of May, mining of the lower-grade ore reserves in the eastern area of the pit was completed and operations moved to the western side of the pit. As a result, future gold production is expected to rise to an average of 84,000 ounces per quarter (330,000 ounces per year) and remain at that elevated level for at least the next ten quarters.

Kemess Mine Performance

The Kemess Mine produced 59,352 ounces of gold and 17.4 million pounds of copper during the second quarter of 2005 compared with 78,046 ounces and 18.0 million pounds in the second quarter of 2004.

During the second quarter of 2005, approximately 12.9 million tonnes of ore and waste were removed from the open pit compared to 14.2 million tonnes during the corresponding quarter of 2004. The decline in the total amount of material mined is the result of the increased hauling distances as the Kemess South pit expands. Unit mining costs during the current quarter were Cdn$1.29 per tonne compared with Cdn$0.91 per tonne in the second quarter of 2004, representing a 42% increase for 2005 compared to 2004. The higher unit mining cost in the most recent quarter is primarily the result of the scheduled major shovel maintenance, higher diesel fuel prices and the lower quantity of ore and waste mined as a consequence of the longer haul distances associated with the deepening pit. The unusual confluence of major maintenance activities that contributed to higher mining costs in the second quarter is expected to continue in the third quarter before declining to normal levels after that.

Mill availability during the second quarter of 2005 averaged 92% after being only 85% in the first quarter of the year as a result of the five-day labour related shutdown in February. Mill throughput in the second quarter of 2005 averaged 48,919 tonnes per calendar day compared to 50,598 tonnes per calendar day in the corresponding quarter of 2004, when a significant amount of softer supergene ore was processed. Mill throughput in the most recent quarter was excellent considering the large quantity of harder, high-pyrite ore from the eastern end of the pit that was processed. In the second half of this year, mill throughput is expected to average over 51,000 tonnes per calendar day due to the milling of softer, inherently higher throughput supergene and leach cap ore in the third quarter and more typical hypogene ore in the fourth quarter. Gold and copper recoveries averaged 68% and 84% respectively in the second quarter of 2005 compared with 68% and 81% in the second quarter of 2004. Gold recovery and the copper grade of the concentrate produced during the most recent quarter were adversely affected by the hard, high-pyrite ore sourced from the eastern end of the open pit. Mining in the eastern area of the pit was completed at the end of May and in the future, metal recoveries and concentrate grades associated with hypogene and supergene/leach cap ores should return to historic levels.

Metal concentrate inventory was drawn down by only 1,300 wet metric tonnes (wmt) in the second quarter due to the extremely difficult road conditions during the spring thaw which reduced trucking capacity and the lower than normal concentrate grade which increased the total volume of concentrate production. In the third quarter of 2005, concentrate inventory is expected to drop back into the mine's target range of between 3,000 and 4,000 wmt from the current level of approximately 8,100 wmt.

The total unit cost of production during the second quarter of 2005 was Cdn$8.76 per tonne milled which was higher than Cdn$7.13 per tonne recorded in the corresponding period of 2004 as a result of increased prices for diesel fuel and grinding steel, higher than normal mine maintenance costs, higher consumption for grinding steel and lower mill throughput. Total site operating costs in the second quarter of 2005 were Cdn$39.0 million compared to Cdn$32.8 million in the corresponding quarter of 2004. The net cash cost of production in the current quarter was $307 per ounce compared to $129 per ounce in the second quarter of 2004. In addition to the higher operating costs and lower gold production already described, the net cash cost of production in the second quarter of 2005 was higher as a result of significantly increased treatment and refining charges and a stronger Canadian dollar. Using the Gold Institute methodology which many other gold companies use, Kemess' net cash cost during the most recent quarter was $257 per ounce compared with $55 per ounce in the second quarter of 2004.

The following table provides a summary of operations for the second quarter and first half of 2005 compared with the comparable periods of 2004.

	2Q 05	2Q 04	1H05	1H04
Ore + waste mined (tonnes)	12,860,856	14,209,213	26,137,492	28,484,276
Ore mined (tonnes)	4,573,872	3,783,597	9,102,648	9,779,725
Stripping ratio (waste/ore)	1.81	2.76	1.87	1.91
Ore milled (tonnes)	4,451,606	4,604,442	8,481,779	9,132,292
Average mill operating rate (tonnes per day)	48,919	50,598	46,861	50,177
Gold grade (g/mt)	0.610	0.778	0.615	0.648
Copper grade (%)	0.211	0.220	0.207	0.216
Gold recovery (%)	68	68	66	68
Copper recovery (%)	84	81	83	82
Gold production (ounces)	59,352	78,046	109,892	129,492
Copper production (000's pounds)	17,427	18,006	32,104	35,723
Net cash cost ($/ounce)				
Full absorption method	307	129	334	158
Gold Institute method	257	55	277	97

While the Kemess Mine's overall safety performance so far this year has been dramatically better than it was in 2004, there were two lost time injuries recorded in the second quarter. In spite of these incidents, the Kemess Mine is still one of the safest mines in British Columbia this year and the results of a safety audit completed by an external consultant during the quarter confirmed that our safety systems, procedures and culture at Kemess are strong enough for us to reach our goal of being the safest mine in the province.

Financial Performance

Northgate's revenues in the second quarter of 2005 were $39,845,000 compared to $49,994,000 in the corresponding period of 2004. Metal sales in the second quarter of 2005 consisted of 61,842 ounces of gold and 18.0 million pounds of copper compared with 91,083 ounces of gold and 22.1 million pounds of copper in the second quarter of 2004. The net realized metal prices received on sales in the current quarter were approximately $385 per ounce of gold and $1.54 per pound of copper compared with $374 per ounce and $1.27 per pound in the corresponding quarter of last year. The net realized gold prices in the second quarters of 2005 and 2004 were both impacted by the Corporation closing out 21,750 ounces of its gold forward sales position in each quarter. These reductions reduced realized gold prices by $43 per ounce in the second quarter of 2005 and $19 per ounce in the corresponding period of 2004 relative to the average PM Fix for Gold for these quarters on the London Bullion Market. The larger reduction in gold price realization in the most recent quarter was the result of the lower number of gold ounces sold. In addition to the normal quantity of forward gold sales contracts that were closed out during the quarter, the Corporation closed out an additional 78,500 ounces at a cost of $9,994,000. In keeping with hedge accounting requirements, this loss has been deferred and will be brought into income over the period that the related forward sale contracts were originally scheduled for settlement.

Cost of sales in the second quarter of 2005 and 2004 were $31,612,000 and $29,122,000 respectively. Operating costs were higher in the second quarter of 2005 than they were in the corresponding period of 2004 as a result of higher fuel and grinding steel costs, unusually high scheduled maintenance costs and a stronger Canadian dollar. However, in the second quarter of 2004, a significant decrease in concentrate inventory increased the cost of sales recorded in that quarter by $4,973,000.

Administrative and general expenses were $1,006,000 in the second quarter of 2005 compared with $1,442,000 in the comparable period of 2004. Costs in the current quarter were lower due to reduced legal costs.

Depreciation and depletion expenses in the second quarter were $8,589,000 compared to $7,311,000 during the corresponding period of 2004. The increase in depreciation and depletion was primarily due to a 21% increase in amount of ore mined in the recent quarter compared to the corresponding period of 2004 when a substantial quantity of the ore milled was stockpiled ore that had been mined in prior periods.

Net interest expense was $493,000 for the three months ended June 30, 2005 compared to $865,000 in the corresponding quarter of 2004. The decrease in net interest expense is a direct consequence of the significant increase in interest income derived from the Corporation's increased cash reserves in 2005 compared to 2004, combined with the reduced amount of long-term debt, both of which more than offset the increased rate of interest the Corporation paid on its debt.

Exploration expenses in the second quarter of 2005 were $949,000 compared with $1,458,000 during the same period of 2004. The decrease in exploration expense reflects an intra-period timing difference in expenditures rather than a reduction in annual exploration expenditures. Exploration expenditures for 2005 are estimated at approximately $4 million compared with $3.1 million in 2004.

Capital expenditures during the second quarter of 2005 totaled $3,263,000 compared to $2,696,000 in the corresponding period of 2004. The most significant capital expenditure in the recent quarter was $1,571,000 for the continued construction of the tailings dam. The remaining capital was spent on various small projects in the mill and the mine and $469,000 was invested in the permitting process for the Kemess North project.

PRODUCTION FORECAST

Efforts to increase mill throughput in the second quarter and process the lower-grade ore more quickly were successful and have put Kemess on track to produce 280,000 ounces of gold and 75 million pounds of copper during 2005. From the middle of 2005 until the end of 2007, the Kemess South pit is scheduled to produce at an annual rate of 330,000 ounces of gold and 83 million pounds of copper. The net cash cost of production during this period is projected to be less than$150 per ounce.

Kemess Mine Quarterly Metal Production Forecast

	Q1 (Actual)	Q2 (Actual)	Q3	Q4	Total 2005
Gold (ounces)	**50,540**	**59,352**	81,000	89,108	280,000
Copper (million pounds)	**14.7**	**17.4**	18.0	24.9	75.0

KEMESS NORTH UPDATE

On May 19, 2005, the Canadian Environmental Assessment Agency (Federal) and the British Columbia Environmental Assessment Office (Provincial) signed an agreement establishing a joint environmental review panel to assess the proposed development of the Kemess North project. The terms of the agreement outline the scope, procedures and timeline for the joint environmental assessment of the Kemess North project by a three-member panel and provide funding to facilitate the participation of the public and First Nations groups. On the same date, the three members of the panel were appointed.

On July 15, 2005 the draft guidelines for the Environmental Impact Assessment (EIA) were released for a 30-day public comment period. Once these guidelines are finalized, the Corporation will be in a position to file the EIA report that will be the subject of public hearings which will be held to allow various stakeholders to comment on the proposed development.

Also during the quarter, Northgate signed a compensation agreement with members of the Fort Connelly First Nation based in Bear Lake, who hold trapping rights in the Kemess region. Under the terms of this agreement, the trapline holders will receive annual compensation for any disruption caused by the development and operation of the Kemess North mine once the mine comes into production. As part of this agreement, the trapline holders have agreed to participate in the on-going environmental review of the Kemess North project. A similar agreement with these same trapline holders, who work the only trapline impacted by the Kemess operation, was signed in connection with the successful development of the Kemess South mine in the late 1990s.

QUARTERLY CONFERENCE CALL AND WEBCAST

You are invited to participate in the Northgate Minerals Corporation live conference call and webcast announcing our 2005 second quarter results. The call and webcast will take place on Friday, July 29, 2005, at 10:00 am ET. The presentation package for the conference call will be uploaded for the webcast the morning of July 29 and posted on Northgate's web site at www.northgateminerals.com under Investor Info – Presentations page.

Scheduled speakers for the conference call are Terry Lyons, Chairman, Kenneth Stowe, President and Chief Executive Officer, and Jon Douglas, Senior Vice President and Chief Financial Officer.

Webcast:

To view the webcast, go to www.northgateminerals.com and follow the link on the home page that says "webcast". Before viewing the webcast, please ensure that your system meets the Minimum System Requirements and that you have installed Windows Media Player. If you do not have high-speed internet access, please download the PDF version of our Management Presentation and follow along with the audio broadcast.

Teleconference:

You may participate in the Northgate Conference Call by calling **(416) 695-6120** or toll free in North America at **1 (800) 769-8320** with reservation number **T574248S**. To ensure your participation, please call five minutes prior to the scheduled start of the call. The archived teleconference may be accessed by dialing 416-695-5275 or 1-888-509-0082.

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Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess mine in north-central British Columbia and the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the *United States Securities Exchange Act of 1934*, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2004 Annual Report and under the heading "Risk Factors" in Northgate's 2004 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission on EDGAR (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe
President and Chief Executive Officer
416-216-2772

Mr. Jon A. Douglas
Senior Vice President and Chief Financial Officer
416-216-2774

INTERIM CONSOLIDATED BALANCE SHEET

(Expressed in thousands of United States dollars)

		June 30 2005		December 31 2004
		(Unaudited)		
ASSETS				
Current assets				
Cash and cash equivalents	$	**28,533**	$	49,257
Concentrate settlements and other receivables		**7,233**		11,300
Inventories		**13,876**		12,906
		49,642		73,463
Deferred hedging loss (Note 3)		**9,994**		--
Other assets		**13,092**		13,649
Mineral property, plant and equipment		**170,500**		180,669
	$	**243,228**	$	267,781
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	**17,082**	$	16,091
Current portion of capital lease obligations		**4,297**		4,854
Current portion of long-term debt		**22,500**		21,000
		43,879		41,945
Capital lease obligations		**8,774**		10,653
Long-term debt		**10,500**		22,500
Provision for site closure and reclamation		**21,403**		21,149
		84,556		96,247
Shareholders' equity (Note 2)		**158,672**		171,534
	$	**243,228**	$	267,781

The accompanying notes form an integral part of these financial statements.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)	Three months ended June 30 2005		2004	Six months ended June 30 2005		2004
Revenue	$	**39,845**	$ 49,994	$	**71,564**	$ 86,478
Cost of sales		**31,612**	29,122		**61,209**	50,794
Administrative and general		**1,006**	1,442		**3,565**	3,138
		32,618	30,564		**64,774**	53,932
Earnings before interest, taxes, depreciation and depletion and other		**7,227**	19,430		**6,790**	32,546
Other expenses:						
Depreciation and depletion		**8,589**	7,311		**16,979**	18,675
Accretion of site closure & reclamation liability		**287**	213		**579**	433
Net interest		**493**	865		**1,045**	1,875
Exploration		**949**	1,458		**1,342**	1,674
Currency translation losses (gains)		**(25)**	258		**39**	5
Mining and capital taxes		**355**	587		**620**	1,012
Other (income) expense		**(79)**	(220)		**(79)**	(125)
		10,569	10,472		**20,525**	23,549
Earnings (loss) for the period	$	**(3,342)**	$ 8,958	$	**(13,735)**	$ 8,997
Earnings (loss) per share – basic and diluted	$	**(0.02)**	$ 0.04	$	**(0.07)**	$ 0.05
Weighted average shares outstanding:						
Basic		**200,576,967**	200,311,015		**200,521,818**	199,721,277
Diluted		**200,576,967**	201,444,547		**200,521,818**	199,868,851

The accompanying notes form an integral part of these financial statements.

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

(Expressed in thousands of United States dollars)

(Unaudited)	Three months ended June 30 2005		2004	Six months ended June 30 2005		2004
Retained earnings (deficit) at beginning of period:	$	**(25,603)**	$ (46,426)	$	**(15,210)**	$ (46,465)
Earnings (loss) for the period		**(3,342)**	8,958		**(13,735)**	8,997
Retained earnings (deficit) at end of period		**(28,945)**	(37,468)		**(28,945)**	(37,468)

The accompanying notes form an integral part of these financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

(Unaudited)	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
CASH PROVIDED BY (USED IN)				
Operations				
Earnings (loss) for the period	$ (3,342)	$ 8,958	$ (13,735)	$ 8,997
Non-cash items:				
Depreciation and depletion	8,589	7,311	16,979	18,675
Accretion of site closure & reclamation liability	287	213	579	433
Unrealized currency translation losses (gains)	(172)	(102)	(265)	(643)
Amortization of deferred expenses	374	228	599	453
Stock-based compensation	157	97	761	497
Other expenses	--	--	--	95
	5,893	16,705	4,918	28,507
Changes in non-cash operating working capital:				
Concentrate settlements & other receivables	(787)	5,608	4,067	6,907
Inventories	151	5,346	(970)	2,465
Accounts payable & accrued liabilities	(1,001)	(2,545)	991	(1,455)
Advance payment of gold hedge	(10,146)	--	(10,146)	--
	(5,890)	25,114	(1,140)	36,424
Investments				
Additions to mineral property, plant and equipment	(3,263)	(2,696)	(6,759)	(6,324)
Financing				
Repayment of capital lease obligations	(1,224)	(1,034)	(2,438)	(2,145)
Repayment of debt	(5,250)	(3,000)	(10,500)	(6,000)
Issuance of common shares, net of share issuance costs	62	6	113	1,006
	(6,412)	(4,028)	(12,825)	(7,139)
Increase (decrease) in cash and cash equivalents	(15,565)	18,390	(20,724)	22,961
Cash and cash equivalents at beginning of period	44,098	12,314	49,257	7,743
Cash and cash equivalents at end of period	$ 28,533	$ 30,704	$ 28,533	$ 30,704
Supplementary information:				
Cash paid during the period for:				
Interest	$ 902	$ 837	$ 1,869	$ 1,723
Non cash financing activities:				
Purchase of mineral property, plant & equipment by assumption of capital lease obligations	--	--	--	3,327

The accompanying note forms an integral part of these financial statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2005 and 2004
(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (unaudited)

1. Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2004, with the exception of a policy change related to the Consolidation of Variable Interest Entities.

Consolidation of Variable Interest Entities

Effective January 1, 2005, the Corporation adopted the new CICA Accounting Guideline 15 "*Consolidation of Variable Interest Entities*" ("AcG-15"). The new guidance establishes when a company should consolidate a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entities residual returns, or both. The adoption of AcG-15 did not result in any changes to the Corporation's financial statements.

2. Shareholders' Equity

	June 30 2005	December 31 2004
	(Unaudited)	
Common shares (a)	$ 177,634	$ 177,464
Common share purchase warrants	8,613	8,613
Contributed surplus (b)	1,370	667
Retained earnings (deficit)	(28,945)	(15,210)
	$ 158,672	$ 171,534

(a)   Common shares

	Number of shares	Amount
Balance, December 31, 2004	200,491,050	$ 177,464
Issued in Q1 2005:		
Pursuant to Employee Share Purchase Plan	51,502	77
Other	34	--
Issued in Q2 2005:		
Pursuant to Employee Share Purchase Plan	77,623	83
On exercise of options	8,000	10
Balance, June 30, 2005 *(unaudited)*	200,628,209	$ 177,634

As of July 28, 2005, the Corporation had 200,628,209 issued and outstanding common shares.

(b)   Stock-based compensation

During the three months ended June 30, 2005, the Corporation granted a total of 50,000 options to employees, exercisable at Cdn$1.47 over a period of seven years. Twenty percent (10,000) of these options vested immediately, with the balance vesting in equal amounts on the anniversary date of the grant over the next four years. During the three months ended March 31, 2005, the Corporation granted a total of 1,205,000 options to employees, 865,000 exercisable at Cdn$1.79, and 340,000 exercisable at Cdn$1.78 over a period of seven years. Twenty percent (241,000) of these options vested immediately, with the balance vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options vested in the three months ended June 30, 2005 was $85,000 and $689,000 for the six months ended June 30, 2005.

During 2005, a total of 65,800 options were cancelled and 8,000 options have been exercised.

At June 30, 2005, there were 4,472,400 options outstanding, of which 2,040,000 were exercisable.

The fair value of the share options granted during the second quarter of 2005 was estimated using the Black-Scholes pricing model with the following assumptions:

	For Options Granted in Q2 2005	For Options Granted in Q2 2004	For Options Granted in Q1 2005	For Options Granted in Q1 2004
Risk-free interest rate	**2.50%**	2.50%	2.50%	2.50%
Expected stock price volatility	**55%**	64%	56%	67%
Expected option life	**3.5 years**	4 years	3.5 years	4 years
Per share fair value of options granted (Cdn$)	**$0.62**	$1.08	$0.76	$1.51

3. **Financial Instruments**

At June 30, 2005, Kemess Mines Ltd., a wholly owned subsidiary of the Corporation, had forward sales commitments with major financial institutions to deliver 139,000 ounces of gold at an average forward price of $307 per ounce. These commitments are in the form of forward sales contracts maturing between May 26, 2006 and December 31, 2007. The unrealized loss on these forward sales contracts at June 30, 2005 was approximately $21,610,000.

In May 2005, the Corporation closed out 79,750 ounces of its hedge book at a cost of $10,146,000. In accordance with Accounting Guideline 13, "*Hedging Relationships*", losses associated with the early settlement of these contracts will be capitalized and amortized over the same period as the forward sales contracts were originally scheduled for settlement. Of the 79,750 ounces of gold closed out in May 2005, 1,250 ounces represent gold forward sales contracts that were scheduled to be closed out in June 2005, the $152,000 cost of which was recognized in revenues in the second quarter cost, reducing the capitalized deferred hedge loss to $9,994,000 as at June 30, 2005.